File No. 70-9703

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------

                                   Form U-1/A
                                 Amendment No. 4
                                       To
                           Application or Declaration
                                      Under
                 The Public Utility Holding Company Act of 1935
                      ------------------------------------

                               Vectren Corporation
                         Vectren Utility Holdings, Inc.
                               One Vectren Square
                            Evansville, Indiana 47708

      (Names of companies filing this statement and addresses of principal executive offices)
                      ------------------------------------

                                      None

                 (Name of top registered holding company parent)
                      ------------------------------------

                               Ronald E. Christian
             Executive Vice President, Chief Administrative Officer,
                     General Counsel and Corporate Secretary
                               Vectren Corporation
                               One Vectren Square
                            Evansville, Indiana 47708

                     (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

                               Joanne C. Rutkowski
                               Baker Botts L.L.P.
                                   The Warner
                          1299 Pennsylvania Ave., N.W.
                            Washington, DC 20004-2400

                  Vectren Corporation ("Vectren") and Vectren Utility Holdings, Inc. ("Utility Holdings" and, together with Vectren, the "Applicants") hereby amend and restate their Application-Declaration as follows.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.       Introduction

                  Vectren and Utility Holdings are seeking exemption by order pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 (the "Act").

                  On October 4, 2000, the Securities and Exchange Commission ("Commission") issued an order (the "October Order") reserving jurisdiction over the request by Applicants for an order of exemption under Section 3(a)(1) of the Act. The effect of the order has been to continue the exemption of Vectren and Utility Holdings, and each of their subsidiary companies as such, pursuant to Sections 3(a)(1) and 3(c) of the Act, pending further Commission action./1

B.       Description of the Companies

                  Vectren Corporation, an Indiana corporation, is an electric and gas utility holding company headquartered in Evansville, Indiana. Vectren was organized on June 10, 1999, to effect the merger of Indiana Energy, Inc. ("Indiana Energy") and SIGCORP, Inc. ("SIGCORP"). On March 31, 2000, Indiana Energy merged with SIGCORP and into Vectren. See Vectren Corporation, Holding Co. Act Release No. 27150 (March 8, 2000) (the "March Order"). Thereafter, on October 31, 2000, Vectren purchased certain natural gas distribution assets (the "Ohio operations" or the "DPL gas assets") from The Dayton Power & Light Company. See October Order, above.

                  Vectren's wholly owned subsidiary, Utility Holdings, serves as the intermediate holding company for three operating public utility companies:
Indiana Gas Company, Inc., an Indiana and Ohio corporation ("Indiana Gas"), Southern Indiana Gas and Electric Company, an Indiana corporation ("SIGECO"), and Vectren Energy Delivery of Ohio, Inc., an Ohio corporation ("VEDO"). The Ohio operations are owned as a tenancy in common by VEDO (53% ownership) and Indiana Gas (47% ownership).

                  Through its public-utility subsidiary companies, Vectren provides electric and/or gas utility service to customers in Southern and Central Indiana and in an adjoining area in West Central Ohio.

                  Using a financing model approved by both the Indiana Utility Regulatory Commission (the "Indiana Commission") and the Public Utility Commission of Ohio (the "Ohio Commission"), the three operating utility companies, Indiana Gas, SIGECO, and VEDO, are guarantors of Utility Holdings' short-term credit facilities with a total capacity of $350 million and its $550 million in unsecured senior notes. The guarantees are full and unconditional and joint and several. Utility Holdings' borrowings under its short-term credit facilities and proceeds from the issuance of unsecured senior notes are re-loaned to the three operating utility companies to meet their short and long-term debt financing needs. The utilities' borrowing rates are the same as Utility Holdings' underlying borrowing costs, with no mark-up. Vectren believes that this consolidated financing model provides better access to debt capital and at lower costs than the individual utilities would be expected to obtain on their own. The consolidated financing model has been reviewed and approved by the Indiana and Ohio Commissions.

                  The utilities also have arrangements with other nonregulated Vectren affiliates to provide substantially all natural gas and coal used in utility operations, and a significant portion of needed utility infrastructure services, such as meter reading, facilities locating services, and gas utility underground construction. These arrangements are also subject to regulatory oversight by the Indiana and Ohio Commissions.

                  Both Vectren and Utility Holdings are "public utility holding companies" as defined by the Act. Indiana Gas is a "gas utility company," SIGECO is an "electric utility company" and a "gas utility company," and VEDO is a "gas utility company" as those terms are defined by the Act.

C.       Profile of Utility Operations

                  Vectren derives utility revenues and earnings primarily from Indiana operations that are regulated by the Indiana Commission. These utility operations, performed through Indiana Gas and SIGECO (which generally do business as Vectren Energy Delivery of Indiana), provide energy delivery services to approximately 665,000 natural gas customers and 135,000 electric customers located in Indiana. In addition, the Ohio operations (which generally do business as Vectren Energy Delivery of Ohio) provide retail distribution services to approximately 315,000 natural gas customers located near Dayton, Ohio, a service territory that adjoins that of Vectren's Indiana operations. Electric customers receive power principally from SIGECO-owned generation while the commodity for gas customers is purchased from third parties through a nonregulated affiliate.

                  The Vectren utility companies provide utility service in the classic sense and generate revenues primarily from serving customers' requirements. These companies are subject to state regulatory processes and are judicious in their requests for price increases. Vectren's primary source of growth at the utility level is through a well executed regulatory strategy, not through aggressive marketing and sales of energy outside of the company's home territory. Periodically, when SIGECO's generation capacity is in excess of that needed to serve native load and Indiana firm wholesale customers, the company sells, hedges, and trades this unutilized capacity in the wholesale markets to maximize the return on its investment in generation assets:

         o These transactions typically involve purchase and sale contracts that mature within eighteen months of execution and that are integrated with SIGECO's generation portfolio and power supply and delivery obligations. These contracts are physically and financially settled.

         o In the past, SIGECO also periodically executed forward physical contracts to deliver and receive power outside of Indiana. Even though these contracts contemplated physical delivery, virtually none resulted in the physical transfer of power (i.e., these transactions were financially settled and title did not pass outside the state). They were primarily used as hedges against other transactions.

D.       Utility Regulation

                  Indiana Gas is subject to regulation by the Indiana Commission and, by reason of its partial ownership of the Ohio operations, subject to regulation by the Ohio Commission. SIGECO is subject to regulation by the Indiana Commission. VEDO is subject to regulation by the Ohio Commission.

                  By order dated July 11, 2000, the Ohio Commission authorized the acquisition of the Ohio operations. See Vectren Energy of Ohio, Inc., Case No.00-524-GA-ATR (the "Ohio Order") (a copy of the Ohio Order was previously filed as Exhibit D-1.3). In approving the acquisition, the Ohio Commission expressly noted that the transaction structure was intended to help Vectren maintain its exempt status. Of interest here, the Ohio Order notes:

                  On June 8, 2000, joint petitioners filed a supplement to the joint petition. Since the filing of the joint petition, Vectren and [Indiana Gas] consulted with the SEC staff. Pursuant to that consultation, Vectren and [Indiana Gas] intend to proceed with the acquisition of the DP&L gas assets pursuant to the following structure: 1) [VEDO] will acquire an approximate 53 percent ownership interest in the gas assets, and [Indiana Gas] will acquire an approximate 47 percent ownership interest in the DP&L gas assets; 2) Vectren will be the operator of the DP&L gas assets and IGC has now incorporated under Ohio law; 3) the DP&L gas assets to be jointly owned by [VEDO] and [Indiana Gas] will be operationally combined so that effectively they will be operated in Ohio by Vectren as a single entity; and 4) the combined enterprise will maintain a single tariff applicable to Ohio customers and provide gas service to customers in the name of Vectren. To effectuate the operational combination, joint petitioners request that the Commission provide accounting authority sufficient in all respects for Vectren to maintain such books, system of accounts, depreciation reserve or fund, and any other records as [VEDO] and [Indiana Gas] may reasonably require to lawfully own, operate, and maintain the DP&L gas assets in accordance with Title 49, Revised Code, as well as all other applicable laws and regulations.

In approving the acquisition, the Ohio Commission found that:

                  The proposed transaction is reasonable, will not adversely affect the public utility company's customers, is in the public interest, and should be approved. * * * We find that our jurisdiction and authority over the rates, services, and operations of the owner of the DP&L gas assets will not change due to the proposed transaction. Moreover, we find that it will not impair our ability to protect ratepayers. The Commission is satisfied that the potential transfer of ownership interest in DP&L's gas assets will not impair the quality of service presently provided to customers of the public utility, and that Vectren has the ability to operationally manage the gas assets. * * * We also find that [Indiana Gas] has sufficiently demonstrated the requisite experience and capabilities to operate and manage gas assets in Indiana, where it operates a gas utility serving some 500,000 customers and is considered by the Indiana Regulatory Commission to have solid management, finances and operations.

The Ohio operations are subject to comprehensive rate regulation by the Ohio Commission. In addition, the costs of purchased gas charged to customers through adjustment clauses in VEDO's and Indiana Gas' rate schedules are subject to periodic audits by, and proceedings before, the Ohio Commission. As public utilities under Ohio law, VEDO and Indiana Gas are also subject to regulation by the Ohio Commission as to: (1) record keeping and accounting, including depreciation rates; (2) abandonment of utility facilities; (3) service quality and safety; (4) issuances of stocks, bonds, notes and other securities; and (5) mergers and certain acquisitions and leases with other public utilities. The Ohio Commission requires Ohio public utilities to file various reports and other information with the Ohio Commission on a periodic basis, including an annual report containing information regarding their utility operations and results.

                  By letter dated September 7, 2000 (the "Indiana Letter"), the Indiana Commission similarly advised this Commission that:

                  the [Indiana] Commission believes that it has the jurisdiction to monitor the activities of Indiana Gas to ensure that cross-subsidization between Indiana Gas and [VEDO] or any other affiliate does not occur.

                  The foregoing opinion is given with the understanding that Vectren's Indiana and Ohio utility businesses will be separately operated and that Indiana Gas and [VEDO] will not be merged into a single company. * * *

                  Finally, . . .Indiana Gas has operated in Indiana as a gas utility continuously since 1945 and under our regulatory purview.

A copy of the Indiana Letter was filed as Exhibit D-1.4.

                  SIGECO's electric operations are subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") under the Federal Power Act with respect to wholesale electric rates and other matters. The gas distribution operations of Indiana Gas, SIGECO and VEDO are covered by the Hinshaw Amendment and thus exempt from regulation by the FERC under Sections 1(b) and 1(c) of the Natural Gas Act. Moreover, that portion of Indiana Gas' system that extends into Kentucky solely for the purpose of interconnecting with the pipeline of Texas Gas Transmission Corporation is subject to a certificate issued by the FERC under Section 7f of the Natural Gas Act.
<


-------------------------------------------------------------------------------
Footnotes regarding Item 1:

/1 At the request of Commission Staff, Applicants have also filed annual reports on Form U-3A-2. Such filings perfect a claim of exemption pursuant to Rule 2, in addition to the "good-faith" exemption provided by Section 3(c) of the Act.
<


ITEM 2.  FEES, COMMISSIONS, AND EXPENSES

                  The fees, commissions and expenses associated with this application are estimated to be approximately $20,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

                  Section 3(a)(1) generally provides that the Commission "shall" exempt a holding company from registration under the Act if:

                  such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single state in which such holding company and every such subsidiary company are organized.

In other words, the objective requirements of Section 3(a)(1) are that each of the holding company and its "material" public-utility subsidiary companies be "predominantly" intrastate in character and carry on its business "substantially" in a single state in which the holding company and the material subsidiaries are organized. If an applicant satisfies the objective requirements of the statute, Section 3(a) directs the Commission to grant an exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers."

                  As explained below, each of Indiana Gas and SIGECO (but not VEDO) is a material utility subsidiary company for purposes of the Act. Each of Vectren and Utility Holdings and the material utility subsidiaries, Indiana Gas and SIGECO, is organized under the laws of Indiana. To qualify for exemption, Applicants must further show that they and their material utility subsidiaries are "predominantly intrastate in character" and operate "substantially in a single State." In this regard, in matters involving combination gas and electric operations, the Commission has determined that it is appropriate to consider "operating margin" or "net operating revenues," which are defined as gross revenues minus costs of purchased gas for retail gas distribution and the cost of fuel for electric generation. NIPSCO Industries, Inc., 53 S.E.C. 1296 (1999). The netting out of fuel costs is necessary to avoid overstating the relative size of the gas operations. The Commission has explained: "This is because pass-through costs represent a much larger part of revenues in the gas business than in the electric business." AES Corporation, Holding Co. Act Release No. 27063 (Aug. 20, 1999).



         a.       Materiality of Utility Subsidiaries

                  In NIPSCO, the Commission found that an out-of-state utility subsidiary that contributed the following percentages of the consolidated holding company figures would not be material for purposes of Section 3(a)(1):

----------------------------------    -----------------------------------------
Measure                                 NIPSCO Range of Values

----------------------------------    -----------------------------------------
Gross Operating Revenues                16.0-16.2%
----------------------------------    -----------------------------------------
Operating Margin                        10.8-11.2%
----------------------------------    -----------------------------------------
Utility Operating Income                7.1-8.7%
----------------------------------    -----------------------------------------

For purposes of applying the NIPSCO percentages above to Vectren's operations, the following definitions are used:

o Gross Operating Revenues: Utility revenues per generally accepted accounting principles prior to the netting of any utility wholesale revenues.
o Operating Margin: Gross Operating Revenues, less (a) the cost of purchased gas for retail distribution and the cost of fuel for retail electric generation, and (b) the cost of pass-through revenue taxes./2 The cost of purchased power for retail and wholesale activities is not deducted.
o Utility Operating Income: Operating income per generally accepted accounting principles.

In the instant matter, each of Vectren, Utility Holdings and the utility subsidiaries other than VEDO is organized under Indiana law./3 For purposes of analysis under Section 3(a)(1), the only out-of-state utility is VEDO, which contributed the following revenues, margin and income for the past three years:

----------------------------------    -----------------------------------------
Measure                                 VEDO Average Values

----------------------------------    -----------------------------------------
Gross Operating Revenues                10.9%
----------------------------------    -----------------------------------------
Operating Margin                         5.7%
----------------------------------    -----------------------------------------
Utility Operating Income                 5.4%
----------------------------------    -----------------------------------------

These percentages are within the percentage accepted in NIPSCO. VEDO therefore is not a material public-utility subsidiary company, and neither Vectren nor Utility Holdings has any "material" out-of-state public-utility subsidiary companies.

         b.       Predominantly and Substantially Intrastate

                  In its 2003 Enron decision, the Commission explained:

                  To determine whether a utility is predominately intrastate in character and operates substantially in a single state, the Commission evaluates a variety of quantifiable factors in order to compare a company's out-of-state presence with its in-state presence. Some of the most common indicia we have considered include gross operating revenues, net operating revenues, utility operating income, net utility income, and net utility plant. Among these indicia, we have "generally assigned the most weight to a comparison of gross utility operating revenues as a measure of the relative size of in-state and out-of-state utility operations." We traditionally have looked at the most recent three-year average when evaluating the percent of revenue generated from interstate sales./4

Citing the NIPSCO decision, the Commission noted that: "[t]he highest three-year average of interstate revenues that we had previously found consistent with the granting of an exemption pursuant to Section 3(a)(1) was 13.2%."/5

                  In NIPSCO, the Commission had found the "predominantly and substantially" standard satisfied where the out-of-state utility operations represented no more than the following percentage of total utility operations:

----------------------------------    -----------------------------------------
Measure                                 NIPSCO Range of Values

----------------------------------    -----------------------------------------
Gross Operating Revenues                19.2-19.8%
----------------------------------    -----------------------------------------
Operating Margin                        13.0-13.7%
----------------------------------    -----------------------------------------
Utility Operating Income                8.7-11.1%
----------------------------------    -----------------------------------------

Under the language of the statute, the "predominantly and substantially" test must be applied both, on a consolidated basis, to the holding company and, on a corporate basis, to each material utility subsidiary.

                  i.       Vectren and Utility Holdings

                  The out-of-state utility operations of Vectren and Utility Holdings contributed the following revenues, margin and income for the past two years /6:

-------------------------------   ---------------------------------------------
              Measure                          Vectren/Utility Holdings
                                                   Average Values

-------------------------------   ----------- -------------- -------------
                                   Ohio Gas     Electric        Total
                                    Retail      Wholesale      Operations
                                  Operations   Operations
-------------------------------   ----------- -------------- -------------
Gross Operating Revenues              21.0%        1.5%          22.5%
-------------------------------   ----------- -------------- -------------
Operating Margin                      11.6%        4.1%          15.7%
-------------------------------   ----------- -------------- -------------
Utility Operating Income/7              7.2%         N/A           N/A
-------------------------------   ----------- -------------- -------------

In the instant matter, the out-of-state utility operations of Vectren and Utility Holdings have had revenues, margins and income slightly higher than that approved in NIPSCO but well within the range established by the Commission's interpretation of similar language in Section 3(a)(2) of the Act. See Houston Industries Inc., Holding Co. Act Release No. 26744 (July 24, 1997) (in which the Commission determined that a holding company receiving approximately one-third of its utility operating revenues from a subsidiary company was "predominantly" a public-utility company within the meaning of Section 3(a)(2) of the Act).

                  If wholesale transactions in which title does not pass (i.e. financially settled transactions) were excluded from this analysis, the Applicants' average Gross Operating Revenues resulting from out-of-state activity would remain at 22.5% but the average Operating Margin would decrease to 13.9%. The breakdown of revenue and margin would be as follows:

-------------------------------   ---------------------------------------------
      Measure                              Vectren/Utility Holdings
                                               Average Values

-------------------------------   ----------- -------------- ---------------
                                    Ohio Gas      Electric       Total
                                    Retail       Wholesale     Operations
                                   Operations   Operations
-------------------------------   ----------- -------------- ---------------
Gross Operating Revenues             22.4%          0.1%          22.5%
-------------------------------   ----------- -------------- ---------------
Operating Margin                     13.5%          0.4%          13.9%
-------------------------------   ----------- -------------- ---------------

                  Footnote 18 of the 2003 Enron decision states, "The state in which the sale of electricity takes place determines the source of utility revenues. We have determined that, if a sale occurs within the state in question or along that state's borders, it is intrastate . . . .The parties do not dispute the location where title passes with respect to Enron's electricity sales." Since title does not pass when consummating a financially settled transaction, such transactions should be not be deemed to result in utility revenues for purposes of analysis under the Act.

                  ii.      Indiana Gas

                  On a corporate basis, the out-of-state utility operations of Indiana Gas contributed the following revenues, margin and income for the past three years:

----------------------------------------    -----------------------------------
Measure                                     Indiana Gas Average Range of Values

----------------------------------------    -----------------------------------
Gross Operating Revenues                          19.5%
----------------------------------------    -----------------------------------
Operating Margin                                  15.6%
----------------------------------------    -----------------------------------
Utility Operating Income                          12.2%
----------------------------------------    -----------------------------------

The contribution of revenues, margins and income by the Ohio operations of Indiana Gas have been slightly higher than that approved in NIPSCO but well within the range established by the Commission's interpretation of similar language in Section 3(a)(2) of the Act.

                  iii. SIGECO

                  On a corporate basis, the out-of-state utility operations of SIGECO contributed the following revenues, margin and income for the past two years/8:

----------------------------------------    -----------------------------------
Measure                                      SIGECO Average Values

----------------------------------------    -----------------------------------
Gross Operating Revenues                     21.8%
----------------------------------------    -----------------------------------
Operating Margin                              6.1%
----------------------------------------    -----------------------------------
Utility Operating Income/9                    N/A
----------------------------------------    -----------------------------------

The contributions of revenues by the out-of state operations of SIGECO have been slightly higher than that approved in NIPSCO but well within the range established by the Commission's interpretation of similar language in Section 3(a)(2) of the Act.

                  If wholesale transactions in which title does not pass (i.e., transactions that were financially settled) were excluded from this analysis, SIGECO's Gross Operating Revenues resulting from out-of-state activity would decrease to 0.4% and Operating Margin would decrease to 0.6%. Both of these adjusted percentages are well below that accepted in NIPSCO.

         c.       Considerations Affecting Utility Activity Outside of Indiana

                  As described above, from time to time SIGECO has generation excess to its native load needs, and as a result, it optimizes and hedges excess generation in the wholesale power market. Periodically, this activity results in out-of-state sales and purchases as not all interconnect points and nearby liquid trading hubs are located within Indiana. The percentage of out-of-state Operating Margin generated from wholesale electric sales as a percentage of total Operating Margin increased from 2.6% in 2003 to 4.6% in 2004 as a result of a variety of factors. In years prior to 2003 and 2004, SIGECO relied substantially on optimizing activity into the Cinergy Hub, which is located in Indiana, because it was liquid and was the best proxy for hedging the value of SIGECO's generation. However, uncertainty regarding the then-imminent commencement of energy market operations of the Midwest Independent Transmission System Operator, Inc. ("MISO") significantly reduced the Cinergy Hub's forward market liquidity. That reduction of market liquidity combined with a lack of sufficiently creditworthy neighboring utilities and energy market participants caused SIGECO to employ its optimizing, hedging, and trading strategies with respect to its excess generation using the PJM L.L.C. ("PJM") Hub. Virtually all of these PJM transactions were financially settled. While these transactions involved contracts that contemplated, or allowed for, physical delivery, the intent of these transactions were not to market or deliver energy to the PJM Hub. Rather, the PJM Hub represented the most liquid and efficient market and best proxy for hedging the value of SIGECO's generation in the forward markets at that time.

                  Because of the decreasing liquidity in forward physical markets caused by limited credit quality neighboring utilities, uncertainty regarding MISO energy market operations, and the entrance of counterparties such as investment banking firms and hedge funds into the electric financial markets, SIGECO, like many others in the electric industry, has begun to meet its hedging and trading needs by executing pure financial products that do not contemplate physical delivery and are cleared through the NYMEX (New York Mercantile Exchange) and ICE (Intercontinental Exchange). SIGECO began executing financial transactions in the first quarter of 2005. These purely financial transactions are tied to major hubs in both the PJM and MISO footprints but, as noted above, do not contemplate physical delivery of electric energy and so, should not be considered out-of-state utility sales for purposes of Section 3(a)(1).

                  Another factor that will reduce SIGECO's out-of-state sales is the opening of the MISO energy markets. Now that energy market operations by MISO have commenced, SIGECO expects a return of liquidity to the area as more utilities can physically exchange power within the MISO footprint. In the MISO energy market Locational Marginal Pricing system ("LMP"), SIGECO will physically sell or purchase power directly with MISO at its load and generating station commercial pricing nodes, the delivery points of which are all located in Indiana. Thus, to the extent SIGECO continues to engage in physical transactions of electricity, these delivery points will almost always be in Indiana.

                  SIGECO's forward market optimization, hedging, and trading of its expected excess generation is substantially short term in nature, with contracts that mature within eighteen months of inception. The forward maturity of these contracts results in a lag between the execution of the contracts and the actual performance or financial settlement of the contracts. It is the financial settlement date that triggers the recording of revenue. Therefore, SIGECO has contracts at the PJM Hub that were executed during 2004 and in early 2005, which will mature in 2005. In other words, SIGECO's move toward financial and MISO-based transactions for its forward market transactions will not be fully reflected in its reporting until these contracts have matured. Thus, although it is contemplated that out-of-state utility revenues will be reduced significantly in subsequent years, it appears that out-of-state activity in 2005 will be equal to, if not greater than, the out-of-state revenues reported in 2004. In this regard, however, it should be noted that the only physical forward activity executed in 2005 at the PJM Hub has been to offset existing positions in that market as a part of SIGECO's transition to financial contracts.

                  To summarize, it is anticipated that as a result of the use of financial transactions to replace physical transactions at the PJM Hub and the reemergence of a MISO market allowing access to more creditworthy counterparties using Indiana delivery points, the small amount of wholesale transactions executed that contemplate out-of-state delivery will further decline. To the extent these purely financial transactions replace physical transactions that are financially settled, out-of-state Operating Margin based on 2004 historical data would decline in future years from the current 16% to approximately 13%, and almost the entire remaining percentage of out-of-state activity would be associated with Ohio natural gas retail sales.

                  Regardless of the type of transaction, be it a physical transaction with a utility as the counterparty or a financial transaction with a financial institution as the counterparty, SIGECO's purpose for executing these transactions has not changed. The primary purpose of these transactions continues to be to optimize and hedge the system's excess generation while limiting market risk exposure.

                  Finally, SIGECO has made and will be making significant investments in pollution control equipment within the next few years. SIGECO anticipates recovering the costs of such incremental pollution control investment in its retail rates, as permitted by Indiana law. This should increase SIGECO's in-state revenues, thereby decreasing the percentage of revenues from out-of-state utility operations. During 2004, electric revenues grew over $14 million as a result of recovery of pollution control investments, which decreased the percentage of out-of-state net retail operating revenues by almost half a percent compared to 2003. Additional pollution control recovery revenues are expected in 2005 and should favorably affect the company's position.

         d.       "Unless and Except" Clause Considerations

                  As noted above, notwithstanding an applicant's compliance with the objective requirements of Section 3(a)(1), the Commission has the authority to deny or condition an exemption, "insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing this standard, the Commission has traditionally focused on the presence of state regulation. See, e.g., KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991); CIPSCO Inc., Holding Co. Act Release No. 25212 (Sept. 18, 1990). Chapter 6 of the 1995 Report on
The Regulation of Public-Utility Holding Companies (the "1995 Report")discusses the background and administration of the Act's exemptive provisions and explains that "Congress subjected holding companies to the requirements of the Act because meaningful state regulation of their abuses was often obstructed by their control of subsidiaries in several states and by the constitutional doctrines limiting state economic regulation." Id. at 109, note 4. The Study notes that exemptions from registration are available where the holding company is susceptible to effective state regulation or is otherwise not the type of company at which the Act was directed. See Sen. Rep. No.621, 74th Cong., 1st Sess. (1935).

                  Both of those factors are present in this matter. As noted above, the Ohio Commission has made extensive findings about its ability to protect consumers in the context of this holding company structure, and the Indiana Commission has issued a letter similarly addressing these concerns, particularly with respect to the question of cross-subsidization. In matters involving exempt holding companies, this Commission has traditionally given weight to the views of the affected state regulators. In NIPSCO, for example, the Commission noted that:

                  Each of Bay State's and Northern's regulators made the finding aware of the fact that, if we approved the application, Bay State and Northern would be owned by an out-of-state holding company exempt from registration under the Act. The Commission has given weight to a state's judgment concerning its ability to exercise effective regulatory control./10

Of interest here, the Ohio Commission specifically cited the experience of the Indiana Commission and the absence of regulatory abuses as a basis for its finding that the proposed structure "is reasonable, will not adversely affect the public utility company's customers, is in the public interest, and should be approved":

                  We also find that [Indiana Gas] has sufficiently demonstrated the requisite experience and capabilities to operate and manage gas assets in Indiana, where it operates a gas utility serving some 500,000 customers and is considered by the Indiana Utility Regulatory Commission to have solid management, finances, and operations.

In the Indiana Letter, the Indiana Commission similarly advised this Commission that:

                  the [Indiana] Commission believes that it has the jurisdiction to monitor the activities of Indiana Gas to ensure that cross-subsidization between Indiana Gas and [VEDO] or any other affiliate does not occur.

                  The foregoing opinion is given with the understanding that Vectren's Indiana and Ohio utility businesses will be separately operated and that Indiana Gas and [VEDO] will not be merged into a single company. * * *

The Indiana Commission further advised that "Indiana Gas has operated in Indiana as a gas utility continuously since 1945 and under our regulatory purview."

                  Further, the continued exemption of Vectren and Utility Holdings will not give rise to any of the evils that the Act was intended to address. There are appropriate safeguards in this matter to ensure that the continued exemption will not be detrimental to the public interest or the interest of investors or consumers, the "protected interests" under the Act. Both Vectren and Utility Holdings are subject to continuous reporting requirements under the other federal securities laws. Indiana Gas and SIGECO are subject to broad regulation as to rates and other matters, including affiliate transactions, by the Indiana Commission. VEDO and Indiana Gas are subject to broad regulation as to rates and other matters by the Ohio Commission.

                  In approving the acquisition, the Ohio Commission expressly noted that the structure was intended to help Vectren maintain its exempt status. The Indiana Commission has similarly indicated its comfort with the arrangement. In addition, there are a number of safeguards in place to ensure against cross-subsidization or other detriment to the protected interests. Utility and nonutility financings are conducted through separate subsidiaries of the parent holding company. Financings for the nonutility activities are done by Vectren Capital Corp., a first-tier nonutility subsidiary of Vectren, while financings for the utilities are done by Utility Holdings.

                  The ability to finance utility operations at the Utility Holdings level further shields the utility operations from any risks that may be associated with the nonutility activities. The Ohio and Indiana Commissions have jurisdiction over all issuances of equity and debt with a maturity of one year or more. Because Indiana Gas is dually incorporated, it requires the approval of both Ohio and Indiana for equity and long-term debt financings.

                  Finally, as noted by the Indiana Commission, Indiana Code 8-1-2-49 requires that Indiana Gas must file any contract between it and Vectren and/or VEDO. That section, in pertinent part, provides that "[i]f it be found that any such contract is not in the public interest, the [Indiana] Commission after investigation and hearing is authorized to disapprove such contract." While Ohio does not have a statute that specifically governs affiliate transactions, it can address these types of issues through codes of conduct and traditional ratemaking proceedings. Further discussion of the regulation of the Vectren system is contained in the discussion of Utility Regulation, supra.

                  The structural protections, the degree and quality of other regulation and the absence of any holding company abuses all demonstrate that continued exemption of Vectren and Utility Holdings will not be detrimental to the "protected interests:"

         o First, there is no evidence of past problems. Indeed, the Ohio Commission expressly focused on the company's positive experience with the Indiana Commission.

         o Second, each of the affected state regulators has considered the exemption and concluded that it would not impair the regulator's ability to protect consumers.

         o Third, there is no scatteration of utility properties.

         o Fourth, as explained in Vectren's Annual Report on Form 10-K for the year ended December 31, 2004 (SEC File No.001-15467):

                  [Utility Holdings'] and Indiana Gas' credit ratings on outstanding senior unsecured debt at December 31, 2004, are A-/Baa1 as rated by Standard and Poor's Ratings Services (Standard and Poor's) and Moody's Investors Service (Moody's), respectively. SIGECO's credit ratings on outstanding senior unsecured debt are BBB+/Baa1. SIGECO's credit ratings on outstanding secured debt are A-/A3. [Utility Holdings's]commercial paper has a credit rating of A-2/P-2.

In addition, each of the holding companies and their public-utility subsidiary companies has in excess of 30% common equity capitalization as computed in compliance with Commission precedent./11

         o Fifth, the Commission always has the authority under the "unless and except" clause to condition or deny an exemption that it finds to be detrimental to the protected interests.

Accordingly, the Commission should find that Vectren and Utility Holdings are entitled to exemption under Section 3(a)(1) of the Act.
<


-------------------------------------------------------------------------------
Footnotes regarding Item 3:

/2 The netting of the effect of revenue taxes from Operating Margin is necessary to avoid overstating the relative size of the Ohio territory's operating revenues. This is because pass-through taxes collected from customers represent a much larger component of revenues in Ohio than in Indiana, and those taxes are collected on a dollar-for-dollar basis, like gas and fuel costs.

/3 Indiana Gas is dually-incorporated under Indiana and Ohio law. Although Indiana Gas is an Ohio, as well as an Indiana, utility, it is treated as an Indiana utility for purposes of the analysis under Section 3(a)(1). This approach is consistent with that approved by the Commission in KU Energy Corp., Holding Co. Act Release No. 25409 (Nov. 13, 1991). In that matter, Kentucky Utilities Company ("Kentucky Utilities"), a Kentucky public-utility company and exempt holding company, merged with its Virginia subsidiary public-utility company. Kentucky Utilities then incorporated in Virginia, as well as in Kentucky, in order to satisfy the requirements of Virginia law. For purposes of analysis under Section 3(a)(1), Kentucky Utilities was treated as a Kentucky utility.

/4 Enron Corporation, Holding Co. Act Release No. 27782 (Dec. 29, 2003) (footnotes omitted).

/5 Enron, supra, citing the NIPSCO decision.

/6 While the Staff has generally considered a three year average, electric wholesale sales data for 2002 aggregated by delivery point is not available. Therefore, 2002 data is not included in the above calculation. The Company believes the inclusion of 2002 would not materially alter the above calculation.

/7 Operating income related to out-of-state wholesale sales is not calculable as it is difficult to derive costs explicitly associated with those sales.

/8 While the Staff has generally considered a three year average, electric wholesale sales data for 2002 aggregated by delivery point is not available. Therefore, 2002 data is not included in the above calculation. The Company believes the inclusion of 2002 would not materially alter the above calculation.

/9 Operating income related to out-of-state wholesale sales is not calculable as it is difficult to derive costs explicitly associated with those sales.

/10 The NIPSCO order cited Wisconsin Energy Corp., Holding Co. Act Release No. 24267 (Dec. 18, 1996) ("the judgment of a state's legislature and public service commission as to what will benefit their constituents is entitled to considerable deference when not in conflict with the policies of the Act"); Northern States Power Co., 36 S.E.C. 1, 8 (1954) ("The considered conclusion of the local authorities, deriving their power from specific State legislation, should be given great weight in determining whether the public interest would in fact be adversely affected . . . ."), cited with approval in Houston Industries,
Inc., Holding Co. Act Release No. 26744 (July 24, 1997).

/11 Consolidated Capitalization is defined to include, where applicable, all common stock equity (comprised of common stock, additional paid in capital, retained earnings, treasury stock and other comprehensive income), minority interests, preferred stock, preferred securities, equity-linked securities, long-term debt, short-term debt and current maturities.
<


ITEM 4.  REGULATORY APPROVALS

                  No other regulatory approvals are required.

ITEM 5.  PROCEDURE

                  The Applicants respectfully request that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit No.                         Description of Exhibit
H-1.1 Vectren Corporation's 2004 Annual Report, incorporated by reference to SEC Form 10-K, File No.001 -15467, March 2, 2005.

H-2.1 Form U-3A-2, as amended for Vectren Corporation and Vectren Utility Holdings, Inc. for year ended December 31, 2004, incorporated by reference to SEC File No. 69-00491.

Financial Statements

FS-2.1 Vectren Corporation's Consolidated Balance Sheet and Statement of Income for the quarter ended March 31, 2005, incorporated by reference to SEC Form 10-Q, File No. 001-15467, May 3, 2005.

FS-4.1 Vectren Corporation's Consolidated Balance Sheet and Statement of Income for the year ended December 31, 2004, incorporated by reference to SEC Form 10-K, File No. 001-15467, March 2, 2005.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  None of the matters that are the subject of this Application-Declaration involves a "major federal action" or "significantly affect[s] the quality of the human environment" as those terms are used in
Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

                                    SIGNATURE

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 21, 2005


                               VECTREN CORPORATION

                            By:  /s/_Ronald E. Christian__

                                 Name: Ronald E. Christian
                                 Title: Executive Vice President,
                                        Chief Administrative Officer,
                                        General Counsel and Corporate Secretary


                            VECTREN UTILITY HOLDINGS, INC.

                            By:  /s/_Ronald E. Christian__

                                 Name: Ronald E. Christian
                                 Title: Executive Vice President,
                                        Chief Administrative Officer,
                                        and Corporate Secretary